Exhibit 99.4

Emera Reports Q1 2011 Earnings

HALIFAX, Nova Scotia, May 3, 2011 (EMA-TSX): Emera Inc.’s consolidated net earnings were $123.6 million in Q1 2011, compared to $77.8 million in Q1 2010. Earnings in Q1 2011 include $40.8 million of accounting gains on two transactions. Absent this amount, Q1 2011 net earnings were $82.8 million. Reported earnings per share were $1.06 in Q1 2011 ($0.71 excluding the aforementioned gains) and $0.68 for Q1 2010.

“The core businesses are running well, our strategic investment in Algonquin Power generated a substantial gain, recent incremental investments are beginning to show increasing earnings, and our transition to US GAAP is complete”, said Chris Huskilson, President and CEO of Emera Inc.

Nova Scotia Power Inc.’s net earnings were consistent year-over-year, with net earnings of $63.6 million in Q1 2011, compared to $65.2 million in Q1 2010.

Maine Utility Operations contributed $9.4 million to consolidated net earnings in Q1 2011 compared to $5.6 million for the same period in 2010. This increase was mainly due to increased returns from new transmission investments, and earnings from Maine and Maritimes Corporation, which was acquired in December, 2010.

Caribbean Utility Operations contributed $29.6 million to consolidated net earnings in Q1 2011 compared to $0.2 million in Q1 2010. This increase is the result of a $28 million non-recurring accounting gain on the acquisition of Light & Power Holdings Ltd. in January, 2011, as a result of the purchase price allocation as determined under US GAAP.

Pipelines contributed $6.8 million to consolidated net earnings in Q1 2011 compared to $8.3 million in Q1 2010. This decrease is primarily due to changes in the mark-to-market of currency hedges year-over-year.

Services, Renewables and Other Investments contributed $20.6 million to consolidated net earnings in Q1 2011 compared to a loss of $0.6 million in Q1 2010. Higher net earnings are primarily due to a $12.8 million after-tax gain realized on the exchange of Algonquin Power & Utilities Corp. (Algonquin) subscription receipts for Algonquin shares. In addition, stronger energy marketing results and the inclusion of Algonquin and California Pacific’s equity earnings contributed to the increase.

Emera’s Corporate segment had a loss of $6.4 million in Q1 2011, compared to a loss of $0.9 million in Q1 2010. Corporate expenses were higher in Q1 2011 due to increased deferred compensation costs, corporate activities associated with business growth, and preferred stock dividends on the preferred shares issued in June of 2010.

Forward Looking Information

This news release contains forward looking information. Actual future results may differ materially. Additional information related to Emera, including the company’s Annual Information Form, can be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Teleconference Call

The company will be hosting a teleconference at 4:00 pm Atlantic time today (3:00 pm Toronto/Montreal/New York; 2:00 pm Winnipeg; 12:00 pm Vancouver) to discuss the Q1 2011 financial results.

Analysts and other interested parties wanting to participate in the call should dial 1-866-225-0198 (in Toronto 416-340-8061) at least 10 minutes prior to the start of the call. No pass code is required. The teleconference will be recorded. If you are unable to join the teleconference live, you can dial for playback toll-free at 1-800-408-3053 (in Toronto 905-694-9451), access code 7847722# (available until midnight, Tuesday, May 17, 2011). The teleconference will also be web cast live at emera.com and available for playback for one year.

About Emera

Emera Inc. is a growing energy and services company with $6.5 billion in assets and 2010 revenues of $1.6 billion. The company invests in electricity generation, transmission and distribution, as well as gas transmission and utility energy services. Emera’s strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of that clean energy to market. Emera operates throughout northeastern North America, in three Caribbean countries and in California. More than 80% of the company’s earnings come from regulated investments. Emera common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA and EMA.PR.A. Additional information can be accessed at www.emera.com, www.sedar.com, or on www.sec.gov.

For more information, please contact:

Jill MacDonald, CA

Manager, Investor Relations

(902) 428-6486